FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 11/6/2007

                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F   x     Form 40-F
                                   -----             -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No      x
                                   -----             -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

           Ternium Announces Results for the Third Quarter and First Nine Months of 2007

    LUXEMBOURG--(BUSINESS WIRE)--Nov. 6, 2007--Ternium S.A. (NYSE:TX) today announced its results for the third quarter and nine months ended September 30, 2007.

    The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

    Summary of Third Quarter 2007 Results



                                  3Q 2007     3Q 2006       2Q 2007

Shipments (million tons)              2.7      2.2   23%     2.6    6%
Net Sales (US$ million)           2,343.4  1,740.4   35% 1,961.1   19%
Operating Income (US$ million)      432.6    508.2  -15%   450.6   -4%
EBITDA(a) (US$ million)             587.9    614.9   -4%   580.8    1%
EBITDA Margin (% of net sales)         25%      35%           30%
Net Income (US$ million)            214.0    354.0  -40%   315.0  -32%
Equity Holders' Net Income (US$
 million)                           159.8    257.4  -38%   236.9  -33%
Earnings per ADS (US$)               0.80     1.28  -38%    1.18  -33%


    (a)Third quarter 2007 EBITDA equals operating income of US$432.6 million plus depreciation and amortization of US$155.4 million.

    During the third quarter 2007, operating income was US$432.6 million, which represented a decline of 15% from operating income of $508.2 million in the third quarter 2006. Excluding the effect of the Grupo Imsa consolidation, which began on July 26, 2007, operating income in the third quarter 2007 decreased mainly as a result of higher raw material, freight and labor costs. Shipments increased during the third quarter 2007 mainly as a result of the Grupo Imsa consolidation. Ternium's higher revenue per ton mainly reflected Grupo Imsa's higher value added product mix. The current cost of slabs contributed to Ternium's lower gross margin in the third quarter 2007.

    Net income during the third quarter 2007 was US$214.0 million, a decrease of 40% compared to net income of US$354.0 million in the third quarter 2006. In addition to the decrease in operating income during the period, Ternium's net income in the third quarter 2007 was affected mainly by a higher foreign exchange loss on and higher interest expenses related to the debt incurred by the company for its acquisition of Grupo Imsa. This foreign exchange loss impacted Ternium's third quarter 2007 net income by US$37.8 million, or by US$0.18 per American Depositary Share (ADS), and was offset by a positive change to Ternium's net equity position. The foreign exchange loss resulted from the impact of the Mexican Peso depreciation on the company's Mexican subsidiaries' US dollar denominated debt (Ternium's subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS).

    Ternium's net sales were US$2.3 billion during the third quarter 2007, an increase of 35% and 19% when compared with the third quarter 2006 and the second quarter 2007, respectively. Shipments increased in the third quarter 2007 as a result of the consolidation of Grupo Imsa. Excluding this effect, shipments were relatively stable when compared with the third quarter 2006, and were lower when compared with the second quarter 2007, mainly as a result of lower production levels resulting from maintenance and revamping stoppages in some of Ternium's facilities. Apparent steel demand in the North America Region reflected the lower level of activity in the region's construction, household appliances and auto industries. Steel demand remained strong in the South & Central America Region.

    Ternium Mexico Update

    On July 26, 2007, Ternium obtained full ownership of Grupo Imsa S.A.B. de C.V., a leading flat steel manufacturer with operations in Mexico, the United States and Guatemala. Ternium began consolidating Grupo Imsa's balance sheet and results of operations in its consolidated financial statements on July 26, 2007. All of Grupo Imsa's businesses have been included in Ternium's Flat Products segment, with the exception of the insulated panels business (Metl
Span) and the pre-engineered metal buildings businesses (Varco Pruden) in the United States and Mexico which have been included in Ternium's Other Products segment.

    On October 26, 2007, Ternium secured a new iron ore mining concession in Mexico's Michoacan state. The concession adds approximately 56,000 acres to the company's existing concessions in the region and is located in an area that will facilitate integration with Ternium's current mining operations. The company expects that this development will play a relevant role in its iron ore production expansion plans.

    Outlook

    Ternium expects apparent steel demand in its markets to remain at current levels, excluding the effect of the seasonal weakening that usually takes place at the end of the year. The integration of Grupo Imsa into Ternium's operations in Mexico is proceeding well, and the company expects to achieve positive synergies beginning in 2008.

    Ternium anticipates that sales volume will increase following the full consolidation of Grupo Imsa in the fourth quarter 2007 after a partial consolidation during the third quarter 2007. Excluding this effect, sales volume should remain relatively stable. The full consolidation of Grupo Imsa's higher value added product sales mix should contribute to higher revenue per ton in the North America Region.

    Cost per ton is also expected to increase due to the full consolidation of Grupo Imsa's higher value added product sales mix and higher production cost structure. Labor costs at Sidor also could increase as a result of negotiations currently underway for a new two-year collective bargaining agreement.

    Analysis of Third Quarter 2007 Results

    Net income attributable to the Company's equity holders for the third quarter 2007 was US$159.8 million, compared with US$257.4 million in the third quarter 2006. Including minority interest, net income for the third quarter 2007 was US$214.0 million, compared with US$354.0 million in the third quarter 2006. Earnings per ADS for the third quarter 2007 were US$0.80, compared with US$1.28 in the third quarter 2006.

    Net sales for the third quarter 2007 increased 35% to US$2.3 billion compared with the same period in 2006. Net sales increased mainly due to the Grupo Imsa consolidation. Excluding this effect, higher shipments and prices in the South & Central America Region were partially offset by lower shipments and prices in the North America Region. Shipments of flat and long products reached 2.7 million tons during the third quarter 2007, an increase of 23% compared to shipment levels in the third quarter 2006 mainly as a result of the Grupo Imsa consolidation. Revenue per ton shipped increased 8% to US$801 in the third quarter 2007 versus the same quarter in 2006, mainly as a result of the consolidation of Grupo Imsa's higher value added product mix.



                             Net Sales (million   Shipments (thousand
                                     US$)                 tons)
                             3Q 2007 3Q 2006 Dif. 3Q 2007 3Q 2006 Dif.
  South & Central America      996.8   824.2  21% 1,243.2 1,123.5  11%
  North America                821.1   484.2  70%   906.3   554.9  63%
  Europe & other                14.2     9.4  51%    23.3    17.2  35%
                             ------- ------- ---- ------- ------- ----
Total flat products          1,832.0 1,317.9  39% 2,172.8 1,695.6  28%
  South & Central America      200.3   146.1  37%   315.4   244.8  29%
  North America                156.0   193.1 -19%   244.8   288.0 -15%
                             ------- ------- ---- ------- ------- ----
Total long products            356.3   339.2   5%   560.2   532.8   5%
Total flat and long products 2,188.4 1,657.1  32% 2,733.0 2,228.4  23%
Other products (1)             155.0    83.3  86%
                             ------- ------- ----
Total Net Sales              2,343.4 1,740.4  35%

                             Revenue / ton (US$/ton)
                           3Q 2007  3Q 2006     Dif.
  South & Central America       802      734          9%
  North America                 906      873          4%
  Europe & other                609      548         11%
                          --------- -------- -----------
Total flat products             843      777          8%
  South & Central America       635      597          6%
  North America                 637      670         -5%
                          --------- -------- -----------
Total long products             636      637          0%
Total flat and long
 products                       801      744          8%
Other products (1)
Total Net Sales


    (1) Primarily includes metal building systems and components, insulated panels, iron ore and pig iron.

    Sales of flat products during the third quarter 2007 totaled US$1.8 billion, an increase of 39% compared with the same quarter in 2006. Excluding the effect of the Grupo Imsa consolidation, net sales increased as a result of higher shipments and prices in the South & Central America Region, partially offset by lower shipments and prices in the North America Region. Shipments of flat products totaled 2.2 million tons in the third quarter 2007, an increase of 28% compared with the same period in 2006. Revenue per ton shipped increased 8% to US$843 in the third quarter 2007 compared with the same period in 2006. This increase resulted primarily from higher prices in the South & Central America Region and lower prices in the North America Region, partially offset by a richer mix of sales following the consolidation of Grupo Imsa.

    Sales of long products were US$356.3 million during the third quarter 2007, an increase of 5% compared with the same period in 2006, due to higher shipments and prices in the South & Central America Region, partially offset by lower shipments and prices in the North America Region. Shipments totaled 560,000 tons in the third quarter 2007, representing a 5% increase versus the same quarter in 2006. Revenue per ton shipped remained stable at US$636 in the third quarter 2007 over the third quarter 2006.

    Sales of other products totaled US$155.0 million during the third quarter 2007, compared to US$83.3 million in the same period in 2006. This increase resulted mainly from the inclusion of the insulated panels business (Metl Span) and the pre-engineered metal buildings businesses (Varco Pruden) in the United States and Mexico in the Other Products segment, partially offset by lower sales of iron ore and pig iron.

    Flat and long product sales in the South & Central America Region were US$1.2 billion during the third quarter 2007, an increase of 23% versus the same period in 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 1.6 million tons during the third quarter 2007, or 14% higher than in the third quarter 2006, due to an increase in demand. Revenue per ton shipped in the region increased 8% to US$768 in the third quarter 2007 over the same quarter in 2006, mainly due to higher prices.

    Sales of flat and long products in the North America Region were US$1.0 billion in the third quarter 2007, an increase of 44% versus the same period in 2006, mainly due to the Grupo Imsa consolidation, partially offset by lower shipments and prices. Shipments in the region totaled 1.2 million tons during the third quarter 2007, or 37% higher than the same period in 2006. Revenue per ton shipped in the region increased 6% to US$849 in the third quarter 2007 over the same quarter in 2006, due mainly to lower prices offset by the consolidation of Grupo Imsa's higher value added product mix.

    Cost of sales totaled US$1.7 billion in the third quarter 2007, or 73% of net sales, compared to US$1.1 billion, or 62% of net sales, in the third quarter 2006. Cost of sales increased as a result, in part, of the Grupo Imsa consolidation, which increased Ternium's cost per ton due to Grupo Imsa's higher production cost structure and higher value added product sales mix. Excluding this effect, the higher year-over-year cost of sales was related to higher raw material, service and labor costs and higher amortizations resulting mainly from new acquisitions and assessments of useful life.

    Prices for iron ore supplies to the Argentine and Venezuelan operations were higher during the third quarter 2007 than they were in the same period in 2006. Labor costs in Mexico, Argentina and Venezuela increased year-over-year during the third quarter 2007.

    Selling, general and administrative (SG&A) expenses in the third quarter 2007 were US$225.3 million, or 10% of net sales, compared with US$152.5 million, or 9% of net sales, in the third quarter 2006. The increase in SG&A, excluding the effect of the Grupo Imsa consolidation, was due mainly to higher freight expenses related to higher shipping costs and a year-over-year increase in labor costs in Mexico, Argentina and Venezuela.

    Operating income in the third quarter 2007 was US$432.6 million, or 19% of net sales, compared with US$508.2 million, or 29% of net sales, in the third quarter 2006.

    EBITDA(1) in the third quarter 2007 was US$587.9 million, or 25% of net sales, compared with US$614.9 million, or 35% of net sales, in the third quarter 2006. The lower EBITDA margin is due in part to the consolidation of Grupo Imsa, which, as a steel processor, is not integrated in terms of steel production and therefore has a lower EBITDA margin than integrated producers. Equity holders' EBITDA in the third quarter 2007 was 68.7% of EBITDA.

    Net financial expenses totaled US$163.0 million in the third quarter 2007, compared with US$87.2 million in the same period in 2006. This increase was due mainly to a US$12.8 million increase in the excess cash distribution related to Sidor's participation accounts; a US$19.7 million increase in net interest expense that is primarily associated with an increase in net debt; and a US$49.7 million increase in net foreign exchange losses (an effect that is offset to a large extent by changes in Ternium's net equity position) that resulted primarily from the impact of the Mexican Peso depreciation on the company's Mexican subsidiaries' US dollar denominated debt (Ternium's subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with
IFRS).

    Sidor's excess cash distribution related to the participation account was US$176.2 million in the third quarter 2007 compared with US$144.4 million in the third quarter 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$71.0 million in the third quarter 2007, compared with expenses of US$58.2 million in the same period in 2006.

    Income tax expense for the third quarter 2007 was US$53.5 million, or 20% of income before income tax and minority interest, compared with US$71.7 million, or 17% of income before income tax and minority interest, in the third quarter 2006.

    Income attributable to minority interest for the third quarter 2007 was US$54.2 million, compared with US$96.7 million in the third quarter 2006. The year-over-year decrease was due mainly to lower income attributable to minority interest in Sidor and Siderar, including the reduction in minority interest in Siderar on account of Ternium's acquisition of an additional 4.85% stake in Siderar in December 2006.

    Cash Flow and Liquidity

    Net cash provided by operating activities in the third quarter 2007 was US$143.5 million. This total includes a one-time US$296.2 million income tax payment related to the acquisition of Grupo Imsa that Ternium can use as tax credits in the future. Capital expenditures in the third quarter 2007 were US$109.0 million, compared to US$93.9 million in the third quarter 2006. Investments during the third quarter 2007 were made mainly for the upgrading of one of the hot strip mills in Mexico, the construction of new coking facilities and a new bag house for the steel shop in Argentina, and the revamping of DRI production facilities and steel shops in Venezuela. Free cash flow(2) in the third quarter 2007, adjusted for income tax payments related to the Grupo Imsa transaction, was US$330.7 million, compared to US$191.9 million in the third quarter 2006.

    Proceeds from borrowings in the third quarter 2007 were US$3.9 billion, of which US$3.6 billion was related to the Grupo Imsa acquisition. A majority of this new debt is held by Ternium's Mexican subsidiaries. Repayment of borrowings in the third quarter 2007 of US$1.9 billion was primarily related to the refinancing of most of Ternium's Mexican subsidiaries' outstanding debt. Ternium's equity investment in Grupo Imsa was US$1.7 billion.

    Ternium's net debt position (borrowings less cash and cash equivalents and other current investments) increased by US$3.1 billion during the third quarter 2007 to US$2.9 billion as of September 30, 2007, compared to net debt of US$413.7 million as of December 31, 2006. Total financial debt was US$4.1 billion as of September 30, 2007, compared to US$1.1 billion as of December 31, 2006.

    Analysis of Results for First Nine Months of 2007

    Net income attributable to the Company's equity holders for the nine months ended September 30, 2007 was US$618.9 million, compared with US$655.0 million for the nine months ended September 30, 2006. Including minority interest, net income for the first nine months of 2007 was US$780.6 million, compared with US$837.7 million for the first nine months of 2006. Earnings per ADS were US$3.09 in the first nine months of 2007.

    Net sales for the first nine months of 2007 increased 23% to US$6.1 billion, compared with the same period in 2006. Excluding the effect of the Grupo Imsa consolidation, net sales increased due to higher shipments and prices in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments of flat and long products reached 7.8 million tons during the first nine months of 2007, an increase of 13% compared to shipment levels in the first nine months of 2006. Revenue per ton shipped increased 8% to US$749 in the first nine months of 2007 versus the same period in 2006, mainly as a result of higher prices and the consolidation of Grupo Imsa's higher value added product mix.



                             Net Sales (million   Shipments (thousand
                                     US$)                 tons)
                             9M 2007 9M 2006 Dif. 9M 2007 9M 2006 Dif.
  South & Central America    2,779.2 2,292.2  21% 3,606.5 3,330.2   8%
  North America              1,830.3 1,495.5  22% 2,202.6 1,854.3  19%
  Europe & other               137.3    31.9 330%   217.0    59.7 263%
                             ------- ------- ---- ------- ------- ----
Total flat products          4,746.8 3,819.7  24% 6,026.1 5,244.2  15%
  South & Central America      563.8   398.3  42%   928.3   719.0  29%
  North America                531.6   566.4  -6%   844.5   926.0  -9%
                             ------- ------- ---- ------- ------- ----
Total long products          1,095.3   964.7  14% 1,772.9 1,645.0   8%
Total flat and long products 5,842.2 4,784.4  22% 7,798.9 6,889.2  13%
Other products (1)             260.5   194.6  34%
                             ------- ------- ----
Total Net Sales              6,102.7 4,979.0  23%

                              Revenue / ton
                                 (US$/ton)
                          9M 2007 9M 2006  Dif.
  South & Central America     771     688    12%
  North America               831     807     3%
  Europe & other              633     535    18%
                          ------- ------- ------
Total flat products           788     728     8%
  South & Central America     607     554    10%
  North America               629     612     3%
                          ------- ------- ------
Total long products           618     586     5%
Total flat and long
 products                     749     694     8%
Other products (1)
Total Net Sales


    (1) Primarily includes metal building systems and components, insulated panels, iron ore and pig iron.

    Sales of flat products during the first nine months of 2007 totaled US$4.7 billion, an increase of 24% compared with the same period in 2006. Excluding the effect of the Grupo Imsa consolidation, net sales increased mainly as a result of higher shipments and prices in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments totaled 6.0 million tons in the first nine months of 2007, an increase of 15% compared with the same period in 2006. Revenue per ton shipped increased 8% to US$788 in the first nine months of 2007 compared with the same period in 2006, mainly as a result of higher prices and the consolidation of Grupo Imsa's higher value added product mix.

    Sales of long products were US$1.1 billion during the first nine months of 2007, an increase of 14% compared to the same period in 2006. This was due to higher prices across most of Ternium's markets and higher shipments in the South & Central America Region, partially offset by lower shipments in the North America Region. Shipments totaled 1.8 million tons in the first nine months of 2007, representing an 8% increase versus the same period in 2006. Revenue per ton shipped increased 5% to US$618 in the first nine months of 2007 over the first nine months of 2006.

    Sales of other products totaled US$260.5 million during the first nine months of 2007 compared to US$194.6 million during the same period in 2006. This increase resulted mainly from the inclusion of the insulated panels business (Metl Span) and the pre-engineered metal buildings businesses (Varco Pruden) in the United States and Mexico in Ternium's Other Products segment, partially offset by lower sales of iron ore and pig iron.

    Flat and long product sales in the South & Central America Region were US$3.3 billion during the first nine months of 2007, an increase of 24% versus the same period in 2006. This increase was due to higher volumes and revenue per ton. Shipments in the region totaled 4.5 million tons during the first nine months of 2007, or 12% higher than in the first nine months of 2006, due to an increase in demand. Revenue per ton shipped in the region increased 11% to US$737 in the first nine months of 2007 over the same period in 2006, mainly due to higher prices and a higher value added mix of sales.

    Sales of flat and long products in the North America Region totaled US$2.4 billion in the first nine months of 2007, an increase of 15% versus the same period in 2006, mainly due to the effect of the Grupo Imsa consolidation, partially offset by lower shipments. Shipments in the region totaled 3.0 million tons during the first nine months of 2007, or 10% higher than during the same period in 2006. Revenue per ton shipped in the region increased 5% to US$775 in the first nine months of 2007 over the same period in 2006, mainly as a result of the consolidation of Grupo Imsa's higher value added product mix.

    Cost of sales totaled US$4.2 billion in the first nine months of 2007, or 69% of net sales, compared to US$3.1 billion, or 63% of net sales, in the first nine months of 2006. Cost of sales increased in part as a result of the Grupo Imsa consolidation, which increased Ternium's cost per ton due to Grupo Imsa's higher production cost structure and higher value added product sales mix. Excluding this effect, the higher year-over-year cost of sales was due mainly to an increase in shipments volume and higher value added mix of sales, higher raw material, service and labor costs and higher amortizations resulting mainly from new acquisitions and assessments of useful life.

    Prices for iron ore supplies to the Argentine and Venezuelan operations were higher during the first nine months of 2007 than they were in the same period in 2006. Scrap and zinc prices also increased year-over-year. Additionally, labor costs in Mexico, Argentina and Venezuela increased during the first nine months of 2007 versus the comparable period the prior year.

    SG&A expenses in the first nine months of 2007 were US$588.2 million, or 10% of net sales, compared with US$458.6 million, or 9% of net sales, in the first nine months of 2006. The increase in SG&A expenses during the period, excluding the effect of the Grupo Imsa, consolidation, resulted mainly from higher freight expenses related to a higher level of shipments and shipping costs and the year-over-year increase in labor costs in Mexico, Argentina and Venezuela.

    Operating income in the first nine months of 2007 was US$1.3 billion, or 21% of net sales, compared with US$1.4 billion, or 28% of net sales, in the first nine months of 2006.

    EBITDA(3) in the first nine months of 2007 was US$1.7 billion, or 28% of net sales, compared to US$1.7 billion, or 34% of net sales, in the first nine months of 2006. The lower EBITDA margin is due in part to the consolidation of Grupo Imsa, which, as a steel processor, is not integrated in terms of steel production and therefore has a lower EBITDA margin than integrated producers. Equity holders' EBITDA in the first nine months of 2007 was 67.0% of EBITDA.

    Net financial expenses totaled US$332.2 million in the first nine months of 2007, compared with US$318.9 million in the same period in 2006. This increase was due mainly to a US$15.6 million increase in the excess cash distribution related to Sidor's participation accounts; a US$39.4 million increase in net foreign exchange losses (an effect that is offset to a large extent by changes in Ternium's net equity position) that resulted primarily from the impact of the Mexican Peso depreciation on Ternium's Mexican subsidiaries' US dollar denominated debt (Ternium's subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with
IFRS); a US$20.0 million decrease in net interest and other debt related expenses primarily associated with Ternium's lower average net debt; and a US$26.2 million increase in the fair value of some derivative instruments entered into by Ternium related to energy prices and interest rates fluctuations.

    Sidor's excess cash distribution related to the participation account was US$574.4 million in the first nine months of 2007, compared with US$535.7 million in the first nine months of 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$231.3 million in the first nine months of 2007, compared with expenses of US$215.7 million in the same period in 2006.

    Income tax expense for the first nine months of 2007 was US$182.4 million, or 19% of income before income tax and minority interest, compared with US$224.6 million, or 21% of income before income tax and minority interest, in the first nine months of 2006.

    Income attributable to minority interest for the first nine months of 2007 was US$161.7 million, compared with US$182.7 million in the first nine months of 2006. The year-over-year decrease was due mainly to lower income attributable to minority interest in Siderar, including the reduction in minority interest on account of Ternium's acquisition of an additional 4.85% stake in Siderar in December 2006, partially offset by higher income attributable to minority interest in Sidor.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. With its main operations in Mexico, Venezuela, Argentina and the United States and 25,000 employees, Ternium has annual sales of approximately US$10 billion and annual shipments of approximately 12 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

    (1) EBITDA equals operating income of US$432.6 million plus depreciation and amortization of US$155.4 million.

    (2) Free cash flow equals net cash provided by operating activities of US$143.5 million less capital expenditures of US$109.0 million.

    (3) EBITDA equals operating income of US$1.3 billion plus depreciation and amortization of US$400.8 million.



Consolidated income statement

               US$ million                  3Q 2007   3Q 2006  Dif.
  Net sales                                 2,343.4   1,740.4  603.0
  Cost of sales                            (1,701.0) (1,078.5)(622.5)
                                           --------- ----------------
Gross profit                                  642.4     661.9  (19.5)
  Selling, general and administrative
   expenses                                  (225.3)   (152.5) (72.9)
  Other operating income/(expenses), net       15.5      (1.2)  16.7
                                           --------- ----------------
Operating income                              432.6     508.2  (75.6)

  Interest expense                            (46.8)    (27.7) (19.2)
  Interest income                              14.9      15.4   (0.5)
  Other financial expenses, net              (131.1)    (75.0) (56.1)

  Equity in (losses)/earnings of
   associated companies                        (2.0)      4.8   (6.8)
                                           --------- ----------------
Income before income tax expense              267.5     425.8 (158.2)
  Income tax expense                          (53.5)    (71.7)  18.2
Net income for the period                     214.0     354.0 (140.0)

Attributable to:
  Equity holders of the Company               159.8     257.4  (97.5)
  Minority interest                            54.2      96.7  (42.5)
                                           --------- ----------------
                                              214.0     354.0 (140.0)

              US$ million                9M 2007   9M 2006     Dif.
  Net sales                               6,102.7   4,979.0   1,123.7
  Cost of sales                          (4,233.6) (3,143.8) (1,089.7)
                                         --------- --------- ---------
Gross profit                              1,869.1   1,835.2      33.9
  Selling, general and administrative
   expenses                                (588.2)   (458.6)   (129.6)
  Other operating income/(expenses), net     17.7       0.8      16.9
                                         --------- --------- ---------
Operating income                          1,298.6   1,377.4     (78.8)

  Interest expense                          (76.7)    (91.7)     15.0
  Interest income                            39.7      40.6      (0.8)
  Other financial expenses, net            (295.3)   (267.8)    (27.4)

  Equity in (losses)/earnings of
   associated companies                      (3.4)      3.8      (7.3)
                                         --------- --------- ---------
Income before income tax expense            963.0   1,062.3     (99.3)
  Income tax expense                       (182.4)   (224.6)     42.2
Net income for the period                   780.6     837.7     (57.1)

Attributable to:
  Equity holders of the Company             618.9     655.0     (36.1)
  Minority interest                         161.7     182.7     (21.0)
                                         --------- --------- ---------
                                            780.6     837.7     (57.1)




Consolidated balance sheet
           US$ million            September 30, 2007 December 31, 2006
  Property, plant and equipment,
   net                                       7,180.2           5,420.7
  Intangible assets, net                     1,571.3             551.6
  Investment in associated
   companies                                    47.7              16.3
  Other investments, net                        14.7              13.4
  Deferred tax assets                          298.2              36.4
  Receivables, net                              93.4              78.9
                                  ------------------ -----------------
Total non-current assets                     9,205.6           6,117.3

  Receivables                                  277.9             175.8
  Derivative financial
   instruments                                   1.1               7.9
  Inventories, net                           1,982.5           1,241.3
  Trade receivables, net                     1,047.0             577.9
  Other investments                            115.2               0.0
  Cash and cash equivalents                  1,078.8             643.4
                                  ------------------ -----------------
Total current assets                         4,502.4           2,646.2

Non-current assets classified as
 held for sale                                  17.0               7.0
                                  ------------------ -----------------

Total assets                                13,725.0           8,770.5
Shareholders' equity                         4,281.9           3,757.6
Minority interest in subsidiaries            1,857.3           1,729.6

Minority interest & shareholders'
 equity                                      6,139.2           5,487.1
  Provisions                                    57.4              60.5
  Deferred income tax                        1,508.5             985.2
  Other liabilities                            351.3             274.6
  Trade payables                                 6.8               7.2
  Borrowings                                 3,763.6             548.4
                                  ------------------ -----------------
Total non-current liabilities                5,687.6           1,875.9

  Current tax liabilities                      221.3             103.2
  Other liabilities                            248.1             158.4
  Trade payables                             1,052.1             621.8
  Derivative financial
   instruments                                   6.4              15.5
  Borrowings                                   370.2             508.7
                                  ------------------ -----------------
Total current liabilities                    1,898.2           1,407.5

                                  ------------------ -----------------
Total liabilities                            7,585.8           3,283.4

Total liabilities, minority
 interest & shareholders' equity            13,725.0           8,770.5




Consolidated cash flow statement

               US$ million                 3Q 2007  3Q 2006   Dif.

   Net income for the period                 214.0   354.0    (140.0)
   Adjustments for:
       Depreciation and amortization         155.4   106.7      48.7
       Income tax accruals less payments    (324.0)    0.8    (324.8)
       Equity in losses of associated
        companies                              2.0    (4.8)      6.8
       Interest accruals less payments        35.9   (12.6)     48.5
   Changes in provisions                      (9.6)    6.7     (16.2)
   Changes in working capital                 13.0  (190.1)    203.1
   Others                                     56.8    25.1      31.6
                                          --------- ------- ---------

 Net cash provided by operating
  activities                                 143.5   285.8    (142.3)

   Capital expenditures                     (109.0)  (93.9)    (15.1)
   Change in trust funds                         -       -         -
   Acquisition of business (1)            (1,727.0)      -  (1,727.0)
   Increase in Other Investments            (115.2)      -    (115.2)
   Proceeds from sale of property, plant
    & equipment                                0.6     0.4       0.2
                                          --------- ------- ---------

 Net cash used in investing activities    (1,950.6)  (93.5) (1,857.1)

   Dividends paid in cash and other
    distributions to company's equity
    shareholders                                 -       -         -
   Dividends paid in cash and other
    distributions to minority
    shareholders                              (0.1)      -      (0.1)
   Net proceeds from Initial Public
    Offering                                     -       -         -
   Contributions from shareholders               -       -         -
   Contributions from minority
    shareholders in consolidated
    subsidiaries                               1.1       -       1.1
   Proceeds from borrowings                3,869.7    86.7   3,783.0
   Repayment of borrowings                (1,905.6) (369.9) (1,535.6)
                                          --------- ------- ---------

 Net cash provided by/(used in) financing
  activities                               1,965.1  (283.3)  2,248.4

 Increase/(decrease) in cash and cash
  equivalents                                158.0   (90.9)    248.9

               US$ million                9M 2007   9M 2006    Dif.

   Net income for the period                780.6     837.7     (57.1)
   Adjustments for:
       Depreciation and amortization        400.8     318.5      82.4
       Income tax accruals less payments   (357.6)      4.3    (361.9)
       Equity in losses of associated
        companies                             3.4      (3.8)      7.3
       Interest accruals less payments       34.1     (10.7)     44.8
   Changes in provisions                    (15.7)     31.7     (47.4)
   Changes in working capital               120.0    (274.1)    394.1
   Others                                    75.1      35.1      39.9
                                         --------- --------- ---------

 Net cash provided by operating
  activities                              1,040.6     938.6     102.0

   Capital expenditures                    (306.0)   (280.1)    (25.8)
   Change in trust funds                        -       5.2      (5.2)
   Acquisition of business (1)            1,727.2)   (103.1) (1,624.1)
   Increase in Other Investments           (115.2)        -    (115.2)
   Proceeds from sale of property, plant
    & equipment                               7.1       1.0       6.1
                                         --------- --------- ---------

 Net cash used in investing activities   (2,141.3)   (377.0) (1,764.3)

   Dividends paid in cash and other
    distributions to company's equity
    shareholders                           (100.2)        -    (100.2)
   Dividends paid in cash and other
    distributions to minority
    shareholders                            (20.0)    (27.2)      7.2
   Net proceeds from Initial Public
    Offering                                    -     525.0    (525.0)
   Contributions from shareholders              -       3.1      (3.1)
   Contributions from minority
    shareholders in consolidated
    subsidiaries                              1.1         -       1.1
   Proceeds from borrowings               4,062.0     123.2   3,938.8
   Repayment of borrowings               (2,586.3) (1,124.8) (1,461.5)
                                         --------- --------- ---------

 Net cash provided by/(used in) financing
  activities                              1,356.5    (500.7)  1,857.2

 Increase/(decrease) in cash and cash
  equivalents                               255.8      60.9     194.9


    (1) Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006, the purchase of Worthington Industries' 50% equity interest in Acerex in 2Q 2006 and the purchase of Grupo Imsa in 3Q 2007.



                              Shipments
        Thousand tons          3Q 2007 3Q 2006 2Q 2007 9M 2007 9M 2006
  South & Central America      1,243.2 1,123.5 1,251.5 3,606.5 3,330.2
  North America                  906.3   554.9   598.0 2,202.6 1,854.3
  Europe & other                  23.3    17.2   111.0   217.0    59.7
                               ------- ------- ------- ------- -------
Total flat products            2,172.8 1,695.6 1,960.4 6,026.1 5,244.2
  South & Central America        315.4   244.8   320.1   928.3   719.0
  North America                  244.8   288.0   286.4   844.5   926.0
                               ------- ------- ------- ------- -------
Total long products              560.2   532.8   606.5 1,772.9 1,645.0
Total flat and long products   2,733.0 2,228.4 2,567.0 7,798.9 6,889.2

                            Revenue / ton
           US$/ton             3Q 2007 3Q 2006 2Q 2007 9M 2007 9M 2006
  South & Central America          802     734     768     771     688
  North America                    906     873     814     831     807
  Europe & other                   609     548     671     633     535
                               ------- ------- ------- ------- -------
Total flat products                843     777     776     788     728
  South & Central America          635     597     621     607     554
  North America                    637     670     638     629     612
                               ------- ------- ------- ------- -------
Total long products                636     637     629     618     586
Total flat and long products       801     744     741     749     694

                              Net Sales
         US$ million           3Q 2007 3Q 2006 2Q 2007 9M 2007 9M 2006
South & Central America          996.8   824.2   960.6 2,779.2 2,292.2
North America                    821.1   484.2   486.7 1,830.3 1,495.5
Europe & other                    14.2     9.4    74.5   137.3    31.9
                               ------- ------- ------- ------- -------
Total flat products            1,832.0 1,317.9 1,521.8 4,746.8 3,819.7
South & Central America          200.3   146.1   198.6   563.8   398.3
North America                    156.0   193.1   182.6   531.6   566.4
                               ------- ------- ------- ------- -------
Total long products              356.3   339.2   381.3 1,095.3   964.7
                               ------- ------- ------- ------- -------
Total flat and long products   2,188.4 1,657.1 1,903.1 5,842.2 4,784.4
Other products (1)               155.0    83.3    57.9   260.5   194.6
                               ------- ------- ------- ------- -------
Total net sales                2,343.4 1,740.4 1,961.1 6,102.7 4,979.0

    (1) Primarily includes metal building systems and components, insulated panels, iron ore and pig iron.

    CONTACT: Ternium
             Investor Relations
             Sebastian Marti, +1 (866) 890 0443 or
             +52 (81) 8865 2111 or +54 (11) 4018 2389
             www.ternium.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing results for the third quarter and first nine months of 2007.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TERNIUM S.A.


By: /s/ Roberto Philipps                         By: /s/ Daniel Novegil
    --------------------                             ------------------
Name: Roberto Philipps                           Name: Daniel Novegil
Title: Chief Financial Officer                   Title: Chief Executive Officer


Dated: November 6, 2007